November 7, 2014

VIA EDGAR

Laura E. Hatch, Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:                 Harvest Capital Credit Corporation

Registration Statement on Form N-2

File No. 333-198362

Dear Ms. Hatch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Harvest Capital Credit Corporation hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on November 7, 2014, at 5:00 p.m., or as soon thereafter as practicable.

Harvest Capital Credit Corporation

By:	/s/ Richard P. Buckanavage
Richard P. Buckanavage
President and Chief Executive Officer